

March 21, 2007

<u>Via Facsimile at (212) 451-2222 and U.S. Mail</u>

Steve Wolosky, Esq.
Olshan Grundman Frome
Rosenzweig & Wolosky LLP
Park Avenue Tower
654 East 55th Street
New York, New York 10022

Re: BNS Holding, Inc. (the "Company")
Schedule 13E-3
File No. 005-13165
Preliminary Proxy Statement filed on Schedule 14A
File No. 001-05881
Filed February 13, 2007 by BNS Holding, Inc.

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
General

1.   Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please tell us what consideration you have given to the applicability of Rule 13e-3 to Steel Partners, LLC, Dimensional Fund Advisors, Inc., Steel Partners II L.P and Warren Lichtenstein, and to the inclusion of each of these participants as filing persons. See Section II. D. 3. of our Current Issues Outline dated November 14, 2000.

2.   For each filing person added in response to this comment and the preceding comment, you should include a statement as to whether the filing person believes that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching that conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A, and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by each filing person may differ from those of the Company, and this fact should be reflected in the disclosure. To the extent any filing person is relying on the analysis of another to satisfy its obligations to discuss the factors in support of their fairness determination under Rule 13e-3, that person must specifically adopt the analysis of the other.

Item 13. Financial Statements, page 6

3.   If you chose to provide the financial information required by Item 1010(a) and 1010(b) by incorporation by reference, as the response to Item 13 appears to indicate, the disclosure materials must include the summarized financial information required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3. It is not clear to what disclosure you are referring to in your reference to Item 13(a).

Schedule 14A
General

4.   Advise us, with a view toward revised disclosure, who has been identified as the participants in this proxy solicitation. To the extent participants have been identified, advise us, with a view toward revised disclosure, why these persons have not been identified on the cover page of Schedule 14A as persons other than the issuer filing the proxy statement.

Cover Page

5.   Revise your proxy statement to clearly mark it as "preliminary." See Rule 14a-6(e)(1).

6. Revise your proxy statement cover page to include the legend required by Rule 13e-3(e)(1)(iii) and expressly state that "any representation to the contrary is a criminal offense." At present, this language appears in an impermissible format on the annual meeting notice.

Summary Term Sheet, page i

7. You state that the Independent Committee believes that the transaction is fair to "the Cashed Out Shareholders." Item 1014(a) of Regulation M-A requires that the person filing the statement state whether that person believes the transaction is "fair or unfair to *unaffiliated* security holders." Please revise, here and throughout the Proxy Statement and the Schedule 13E-3, to state whether each filing person believes that the transaction is fair or unfair to the unaffiliated security holders.

Questions and Answers about the Meeting and the Transaction, page v

8. Consider combining this section with your summary term sheet to make the information more accessible to shareholders.

Special Factors

9. Provide the information required by Items 7, 8 and 9 of Schedule 13E-3 under the heading of "Special Factors." See Rule 13e-3(e)(1)(ii).

Background of the Transaction, page 7

10.   Direct our attention to the disclosure regarding the federal tax consequences of the Rule 13e-3 transaction on each filing party, or revise. See Item 1013(d) of Regulation MA.

11.   State the name of the principal shareholder that suggested at the January 20, 2005 meeting that the board consider alternatives to being a publicly registered company.

12.   Provide more detail concerning the substance of the board's discussions during 2005 concerning the advisability of a reverse stock split.

13.   File the presentation that Capitalink made to the board on December 28, 2006. Each report, opinion, consultation, proposal, or presentation that is materially related to the transaction, whether oral or written, preliminary or final, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A. Please confirm that the issuer received no such materials or file and summarize any such reports in accordance with Items 1015(a) and 1016 of Regulation M-A.

14.   Balance your statement that the cash out price is close to the Company's 52-week high by clarifying that it does not represent a control premium for the shares.

15.   Significantly expand your disclosure concerning the board's discussion of the proposal for the Right of First Refusal. Explain why the board believed it to be in the best interests of shareholders and what potential detriments to shareholders it may represent.

16.   Disclose in the section addressing Section 404 fees that the transaction costs for the reverse stock split are $1.04 million.

Advantages and Disadvantages of the Reverse/Forward Stock Split and other Alternatives considered, page 18

17.   Discuss in detail each filing persons' purpose for engaging in the transaction, the reasons for undertaking the transaction, and the reasons for undertaking the transaction now. See Items 1013(a) and (c) of Regulation M-A, and consider Instruction 1 to Item 1013 in drafting your disclosure.

18.   In response to Item 1013(d) of Regulation M-A, disclose the benefits and detriments of the transaction for each of: (i) the company; (ii) the affiliates; and (iii) the unaffiliated security holders of the company. Quantify your response as much as possible. See Instruction 2 to Item 1013 of Regulation M-A.

19.   Describe the effects of the transaction on *each* affiliate's interest in the net book value and net earnings of the issuer in terms of both dollar amounts and percentages. In particular, disclose whether the directors and 5% or greater shareholders of the company will continue to own their stock, and how their holdings will change as a result of the transaction. See Instruction 3 to Item 1013 of Regulation M-A. The summary percentages disclosed on page 16 should be broken down to reflect the amount that each affiliated holders' position will change.

Fairness Determination of the Board of Directors and Independent Committee, page 21

20.   State the views of each of the filing persons as to the procedural fairness of the transaction. For each filing person, address all of the factors relating to the procedural fairness of the transaction as outlined in Items 1014(c)-(e) of Regulation M-A. Revise the discussions of each filing person to address whether, and to what extent, these factors impacted their belief as to the procedural fairness of the transaction.

21.   It appears that the board did not employ certain of the safeguards typically adopted in interested party transactions, such as seeking a vote of the majority of the unaffiliated stockholders, or performing a market check to locate a buyer for the company. If this is the case, state that clearly in your disclosure, and state how the board was able to conclude that the transaction was fair in the absence of those safeguards. See Items 1014(c), (d),(e) and (f) of Regulation M-A, and consider Instruction 3 to Item 1014 in drafting your response.

Opinion of Financial Advisor, page 23

22.   Provide all of the information required by Item 1015(b) in the information statement. For example, please describe any material relationships between Capitalink and the company and any compensation paid within the last two years.

23.   Describe the qualitative judgments that Capitalink made in connection with its report (disclosed on page 25). Provide further detail concerning the valuation of businesses that you refer to in the same paragraph.

24.   Provide further detail concerning the Mansfield property and the associated payables to a former shareholder in connection with its sale. Quantify your response.

Proxy Card

25.   Please revise your proxy card to clearly mark it as "preliminary."

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- that filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

                                *   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

        If you have any questions, please contact me at (202) 551-3267 or by facsimile at (202) 772-9203. You may also contact Nicholas Panos, Special Counsel, Office of Mergers and Acquisitions at (202) 551-3440 in my absence.

                                                Very truly yours,

                                                Julia E. Griffith
                                                Special Counsel
                                                Office of Mergers and
                                                Acquisitions